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May 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Bone Biologics, Corp.
Registration Statement on Form S-1
File No. 333-200156

Dear Ms. Ransom:

On behalf of our client, Bone Biologics, Corp., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated May 11, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2014, as amended by Amendment No. 1 as filed with the Commission on April 30, 2015 (as amended, the “Registration Statement”). Following this submission, we will file on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) reflecting the responses of the Company below.

In order to facilitate your review, the Comments in the Staff’s Letter were set forth below in bold font, and our response follows such Comments. In our response, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

Selling Stockholders, page 44

1. Please revise the selling stockholder table to include the correct number of shares and percentage of your outstanding shares that will be beneficially held by each selling stockholder following this offering. Please also clarify which shares of common stock being registered are underlying warrants, and, for each applicable selling stockholder, please clearly disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by such stockholder.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and in response the Company will update the selling stockholder table in Amendment No. 2 to include the correct number of shares and percentage of the Company’s outstanding shares that will be beneficially held by each selling stockholder following this offering. The Company will also in Amendment No. 2 specify the shares of common stock being registered that are underlying warrants, and specify for each applicable selling stockholder, the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by such stockholder.

The company has authorized me to acknowledge on its behalf that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad